Exhibit 99.1

AINSWORTH ANNOUNCES ADDITIONAL SUPPORT FOR RECAPITALIZATION TRANSACTION

Vancouver, BC, June 27, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) announced today that after further negotiations among the Company and its major financial creditors and shareholders, the Company has obtained additional creditor and shareholder support for its  previously announced recapitalization transaction (modified as described below, the “Recapitalization”), such that the Company expects to implement the Recapitalization by July 30, 2008 pursuant to the Canada Business Corporations Act (the “CBCA”).

Pursuant to the Recapitalization, the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced. Implementation of a plan of arrangement necessary to effect the Recapitalization in accordance with the CBCA is also subject to final approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.

In particular, the Company announced that holders of approximately 92% of the common shares of the Company have now entered into support agreements under which they have agreed to vote in favour of and support the Recapitalization.  Additionally, the Company announced that, in addition to the support agreement announced on June 18, 2008 with the majority lenders under the Company’s June 26, 2007 credit agreement agented by Goldman Sachs Credit Partners L.P., the requisite lenders under the Company’s remaining term debt facilities have agreed to consent to the Recapitalization and to amend their respective credit agreements to facilitate the Recapitalization.  The Company noted that the terms and conditions of such additional shareholder and lender support agreements (including the modifications to the Recapitalization discussed below (the “Modifications”)) were achieved with the active participation and support of the Company’s noteholders holding more than $650 million of the approximately $823 million notes outstanding.

As previously announced, under the Recapitalization, the Company’s noteholders will collectively receive 96% of the new common shares (to be allocated among the noteholders in the manner and amounts previously announced) and common shareholders will receive their pro rata share of 4% of the new common shares and cashless warrants to receive additional new common shares representing 8% of the new common shares, on a fully diluted basis, if the Company’s equity market capitalization exceeds US$1.2 billion before the expiry of the warrants.  Pursuant to the Modifications, the term of the warrants will now expire after five years of the date of the Recapitalization and existing common shareholders as of the effective date of the Recapitalization will be given the right to receive their pro rata share of 30.2% of the net proceeds received by the Company, if any, from any final adjudication or settlement of certain litigation and/or claims against specified third parties.

As previously announced, further details of the Recapitalization will be provided in an information circular expected to be distributed to the Company’s shareholders and noteholders by July 2, 2008. Information about the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the Company’s web page (www.ainsworth.ca).

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: (604) 661-3200
Facsimile: (604) 661-3201

Contact: Robert Allen
Chief Financial Officer
(604) 661-3200

Forward-looking information provided in this news release relating to the Company’s expectations regarding Recapitalization and liquidity contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.